[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 8, 2016

BY HAND AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:    Suzanne Hayes
Assistant Director, Office of Healthcare and Insurance

Re:	Kinsale Capital Group, Inc.
Draft Registration Statement on Form S-1
Submitted April 22, 2016
CIK No. 0001669162
Dear Ms. Hayes:
On behalf of our client Kinsale Capital Group, Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2016 (the “Comment Letter”) with respect to the above-referenced draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 22, 2016 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (the “Amendment”). For the Staff’s convenience, we will also deliver three copies of the Amendment marked to show changes from the initial confidential submission.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Suzanne Hayes
Securities and Exchange Commission
June 8, 2016

Prospectus summary
Our Challenges and Risks, page 6

1.
Where you note that you are subject to risks arising from reliance on a select group of brokers, please revise to highlight that five brokers accounted for over 46% of gross written premiums in 2015, two of which accounted for almost 23% of direct written premiums.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.
Implications of being an emerging growth company, page 7

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that it will provide the Staff, on a supplemental basis, copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that the Company or any person it authorizes to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act. To date, no such written communications have been presented.
The Company confirms that these communications will only be made available for viewing by potential investors during presentations, and no copies will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies the Company will supplementally provide to the Staff will not be deemed to be filed with, a part of or included in the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return such copies to the Company upon completion of the Staff’s review.
The offering, page 12

3.
We refer to your statement that all outstanding shares of Class A Common Stock and Class B Common Stock will convert into shares of common stock before the effectiveness of your offering. Please disclose the conversion ratio for each of the two classes.

The Company advises the Staff that the conversion ratio will depend on the initial public offering price for its common stock and the closing date of the initial public offering. As a result, the Company confirms that it will provide an indicative conversion ratio based on the midpoint of the price range, when such information is available, in a subsequent pre-effective amendment to the Registration Statement.

Suzanne Hayes
Securities and Exchange Commission
June 8, 2016

Provisions in our charter documents and Delaware law . . ., page 30

4.
We refer to your third bullet of this risk factor. Please expand your discussion of the risks of your exclusive forum provision to include a discussion that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

The Company has added an additional risk factor on page 32 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations
Factors affecting our results of operations, page 46

5.	Please identify the counterparties to your MLQS. If there are many such counterparties, please identify the material counterparties or explain why no one party is material to the agreement.

The Company has revised the disclosure on page 50 in response to the Staff’s comment.

6.
We refer to your disclosure that you have reduced the ceding percentage under the MLQS from 40% to 15% effective January 1, 2016. Please expand on your disclosure regarding what factors caused management to decrease the ceding percentage to 15%. Also clarify how “future business conditions in [y]our industry” may impact your decisions to adjust the ceding percentage in future periods.

The Company has revised the disclosure on page 50 in response to the Staff’s comment.

Business
Information technology, page 89

7.	Please clarify the extent to which your proprietary technology platform is licensed rather than developed in-house.

The Company advises the Staff that its proprietary technology platform is comprised of 14 modules linked together in a common system. All of the modules currently in use, except for one module, were developed in-house. The Company initially licensed an off-the-shelf software program for processing insurance transactions. The Company has gradually discontinued the use of individual modules within this licensed program and replaced them with software solutions developed in-house upon their becoming operational. The development of the final module is in process and is expected to be operational by year-end 2016.

The Company expects to terminate the licensed program once the final in-house developed module becomes operational.

Suzanne Hayes
Securities and Exchange Commission
June 8, 2016

The Company licenses other software programs in areas such as catastrophe modeling and accounting that are not considered part of the proprietary technology platform described in the “Information Technology” section.

Executive compensation, page 112

8.	Please provide the tabular disclosure required by Item 402(p) of Regulation S-K.

The Company has revised the disclosure on page 125 in response to the Staff’s comment.

Description of share capital, page 120

9.	Disclose the approximate number of holders of your Class A Common Stock and Class B Common Stock as of the latest practicable date as required by Item 201(b)(1) of Regulation S-K.

The Company has revised the disclosure on page 137 in response to the Staff’s comment.

10.
We refer to your discussion about the registration rights agreement you have with certain investors that you intend to amend in connection with this offering. Please disclose how many shares will be subject to the amended registration rights agreement.

The Company has revised the disclosure on page 142 in response to the Staff’s comment.

Index to consolidated financial statements
Notes to the Consolidated Financial Statements
9. Stockholders’ equity, page F-28

11.
We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company acknowledges the Staff’s comment. Once the Company discloses an estimated offering price range, the Company will provide to the Staff an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations and the midpoint of the price range.

Suzanne Hayes
Securities and Exchange Commission
June 8, 2016

Part II
Exhibit index

12.
We note that you are planning to file the form of your credit agreement as Exhibit 10.1. Please clarify how the form of agreement is different than the agreement that was executed, and also file the amendments to the credit agreement. In addition, please file as exhibits the director nomination agreement with the Moelis Funds and the amended and restated registration rights agreement, each of which you have indicated you will enter into in connection with this offering.

The Company has revised the disclosure on page 74 and on the exhibit list in response to the Staff’s comment. The Company advises the Staff that it intends to enter into an amended and restated credit agreement and will file a conformed copy of such agreement as an exhibit in a subsequent pre-effective amendment to the Registration Statement. The Company also confirms that it will file the form of the director nomination agreement and the form of amended and restated registration rights agreement in a subsequent pre-effective amendment to the Registration Statement.

* * * * *

Suzanne Hayes
Securities and Exchange Commission
June 8, 2016

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:     Dorrie Yale, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Jacob Luxenburg, Securities and Exchange Commission
Mary Mast, Securities and Exchange Commission
Michael Kehoe, Kinsale Capital Group, Inc.
Bryan Petrucelli, Kinsale Capital Group, Inc.
Richard Truesdell, Davis, Polk & Wardwell LLP
Gregory Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP